

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia 30328

> **Re:** **IntercontinentalExchange, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on February 10, 2010**
> **File No. 001-32671**

Dear Mr. Hill:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Sonia Gupta Barros
Special Counsel